Filed Pursuant to Rule 433

Registration Statement No. 333-226421

June 30, 2020

Deutsche Bank Aktiengesellschaft

Frankfurt am Main, Germany,

acting through its New York Branch

$500,000,000 Fixed to Floating Reset Rate Subordinated Tier 2 Notes due July 2031

THIS TERM SHEET DOES NOT PURPORT TO BE COMPLETE AND IS TAKEN FROM, AND IS QUALIFIED IN ITS ENTIRETY BY, THE FULL DESCRIPTION OF THE SUBORDINATED NOTES AS CONTAINED IN THE PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 29, 2020 AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN (THE “PROSPECTUS”). TERMS NOT DEFINED HEREIN ARE DEFINED IN THE PROSPECTUS. ANY DECISION BY AN INVESTOR TO INVEST IN THE SUBORDINATED NOTES SHOULD NOT BE BASED ON THIS TERM SHEET BUT ONLY ON THE FULL TERMS AND CONDITIONS OF THE SUBORDINATED NOTES AND THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS.

Issuer	Deutsche Bank Aktiengesellschaft, acting through its New York Branch
Expected Instrument Ratings*	Ba2 (Moody’s); BB+ (S&P); BB+ (Fitch)
Instruments	Fixed to Floating Reset Rate Subordinated Tier 2 Notes due July 2031 (the “Subordinated Notes”)
Status	Subordinated, pari passu with existing Tier 2 instruments of Deutsche Bank Aktiengesellschaft
Principal Amount	$500,000,000
Trade Date	June 29, 2020
Settlement Date	July 8, 2020 (T+6)
Maturity Date	July 8, 2031
Commencement of 3-month call period	April 8, 2030
Reset Date	July 8, 2030
Fixed Interest Rate	5.882% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding the Reset Date (the “Fixed Rate Period”)

Floating Reset Interest Rate

Compounded SOFR, which is a compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described below under “SOFR Provisions,” plus the Floating Rate Period Spread, payable quarterly in arrears from, and including, the Reset Date to, but excluding, the Maturity Date (the “Floating Rate Period”). In no case will the amount payable on any Interest Payment Date be less than zero.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the daily SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date will be the daily SOFR in respect of such Rate Cut-Off Date.

Reoffer Spread	+525 bps over UST 0.625% due May 2030
Floating Rate Period Spread	+543.8 bps
Reoffer Price	100.000%
Reoffer Yield (to reset date)	5.882% s.a.
Fees	0.450%
Net Proceeds After Fees	$497,750,000
Day Count Basis	During the Fixed Rate Period, 30/360 During the Floating Rate Period, Actual/360
Interest Periods	With respect to the Floating Rate Period, each period from, and including, the Reset Date to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period).
Interest Payment Dates

With respect to the Fixed Rate Period, January 8 and July 8 of each year, commencing on January 8, 2021, and ending on the Reset Date.

With respect to the Floating Rate Period, January 8, April 8, July 8 and October 8, commencing on the Reset Date, provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date.

If any scheduled Interest Payment Date is not a Business Day, the Issuer will pay interest on the next Business Day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. If the scheduled Maturity Date or date of redemption or repayment is not a Business Day, the Issuer may pay interest and principal on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or date of redemption or repayment.

Rate Cut-Off Date	The date that is the second U.S. Government Securities Business Day prior to the Maturity Date.
Business Days	TARGET2 and New York
Tax Gross-up	No
Optional Redemption	The Issuer may redeem the Subordinated Notes in whole, but not in part, on any Business Day during the period from April 8, 2030 (inclusive) to the Reset Date (inclusive), with the prior approval of the competent supervisory authority, upon not less than 5 and not more than 60 days’ prior notice at the Redemption Amount.
Tax Redemption	Subject to the prior consent of the Issuer’s competent supervisory authority, the Issuer may redeem all, but not some, of the Subordinated Notes, at any time at the Issuer’s option, at 100% of their principal amount (subject to the imposition of any Resolution Measure) together with any accrued and unpaid interest to (but excluding) the date set for redemption if, as a result of certain changes in the tax laws or regulations of the Federal Republic of Germany or the United States, which becomes effective on or after the Issue Date, or as a result of any application or official interpretation of such laws or regulations not generally known before the Issue Date (as described more fully in the Prospectus under “Description of the Subordinated Notes — Redemption; Repurchase—Tax Redemption”), withholding taxes are or there is a substantial probability that they will be leviable on payments of interest in respect of the Subordinated Notes, and the Issuer would be obligated to pay “additional amounts” with respect to such withholding taxes under the terms of the Subordinated Notes (as described in the Prospectus under “Description of the Subordinated Notes—Payment of Additional Amounts”), provided that the conditions in Article 78(4)(b) of the CRR (which is described in the Prospectus under “Description of the Subordinated Notes—General”) are met, pursuant to which our competent supervisory authority may permit any such redemption only if it is satisfied that the change in the applicable tax treatment is material and was not reasonably foreseeable at the Issue Date.

Redemption for Regulatory Reasons

Subject to the prior consent of the Issuer’s competent supervisory authority, the Issuer may redeem all, but not some, of the Subordinated Notes, at any time at the Issuer’s option, at 100% of their principal amount (subject to the imposition of any Resolution Measure) together with any accrued and unpaid interest to (but excluding) the date set for redemption if there is a change in the regulatory classification of the Subordinated Notes that would be likely to result in (i) their exclusion in full or in part from the Issuer’s own funds under the CRR or any successor legislation, other than for certain reasons, or (ii) their reclassification as a lower quality form of the Issuer’s own funds than as of the Issue Date, provided that the conditions in Article 78(4)(a) CRR are met, pursuant to which the Issuer’s competent supervisory authority may permit any such redemption only if it considers the change in the regulatory classification to be sufficiently certain and is satisfied that the regulatory reclassification of the Subordinated Notes was not reasonably foreseeable at the Issue Date, as described in the Prospectus under “Description of the Subordinated Notes—Redemption; Repurchase—Redemption for Regulatory Reasons”.

By its acquisition of the Subordinated Notes, each prospective holder will be deemed irrevocably to have agreed to be bound by any such Resolution Measure.

Redemption Amount	100% of Principal Amount at Maturity Date and upon Optional Redemption and Redemption for Regulatory Reasons.
Repayment Obligation	Any redemption or repurchase of the Subordinated Notes prior to their scheduled maturity requires the prior consent of the Issuer’s competent supervisory authority and such redemption or repurchase may not occur before five years after the date of issuance, except where the conditions set out in Article 78(4) CRR are met. If the Subordinated Notes are redeemed or repurchased by the Issuer otherwise than in the circumstances described in the Prospectus under “Description of the Subordinated Notes—Redemption; Repurchase” then the amounts redeemed or paid must be returned to the Issuer irrespective of any agreement to the contrary unless the Issuer’s competent supervisory authority has given its consent to such early redemption or repurchase.
Resolution Measures

The Prospectus contains references to Resolutions Measures to which the Issuer and the Subordinated Notes may be subject under the powers which may be exercised by the Issuer’s competent resolution authority.

By its acquisition of the Notes, each prospective holder will be deemed irrevocably to have agreed to be bound by and to accept any such Resolution Measure and any amendment, modification or variation of the terms and conditions of the Subordinated Notes to give effect to such Resolution Measure.

Listing	None
Denominations	Minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof
ISIN	US25160PAE79
CUSIP	25160P AE7
Sole Book Runner	Deutsche Bank Securities Inc.
Qualified Independent Underwriter and Joint-Lead Manager	Citigroup Global Markets Inc.
Joint-Lead Managers	BBVA Securities Inc. Commerz Markets LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc. Standard Chartered Bank TD Securities (USA) LLC
Co-Managers

Academy Securities, Inc.

AmeriVet Securities, Inc.

Bancroft Capital LLC

BNY Mellon Capital Markets LLC

Capital Institutional Services, Inc.

Citizens Capital Markets, Inc.

KeyBanc Capital Markets Inc.

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

R. Seelaus & Co., LLC

Regions Securities LLC

Siebert Williams Shank & Co., LLC

Settlement	Global registered; DTC and its participants, including Clearstream Banking S.A. and Euroclear Bank SA/NV
Calculation Agent	Deutsche Bank AG, London Branch
Documentation	SEC Registered; registration statement No. 333-226421 dated August 20, 2018, base prospectus dated August 20, 2018; prospectus supplement dated June 29, 2020, subordinated indenture dated May 21, 2013, the third supplemental subordinated indenture dated December 1, 2017, and fifth and sixth supplemental subordinated indentures, each to be dated on or about July 8, 2020.
Governing Law	The Subordinated Notes and the Subordinated Indenture will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions of each of the Subordinated Notes and the Subordinated Indenture, which will be governed by and construed in accordance with German law, and except as may otherwise be required by mandatory provisions of law.
Use of Proceeds	The Issuer intends to use the net proceeds of the offering for general corporate purposes and to further strengthen the Issuer’s regulatory capital base.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

MiFID II Product Governance/Professional Investors and ECPs-only Target Market The target market for the Subordinated Notes is eligible counterparties and professional clients, each as defined in MiFID II (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a long-term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance.

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

SOFR Provisions

On each Interest Payment Date, accrued interest will be paid for the most recently completed Interest Period.

Accrued interest on the Subordinated Notes during the Floating Rate Period will be calculated by multiplying the principal amount of such notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. The interest rate applicable to a given day during the Floating Rate Period is the sum of the Compounded SOFR plus the Spread. The “Compounded SOFR” will be computed as follows:

“d0”, for any Interest Period, is the number of U.S. Government Securities Business Days in the relevant Interest Period.

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Interest Period.

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant Interest Period, is a reference rate equal to SOFR in respect of that day.

“ni” is the number of calendar days in the relevant Interest Period from, and including, the U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day.

“d” is the number of calendar days in the relevant Interest Period.

For these calculations, the daily SOFR in effect on any U.S. Government Securities Business Day will be the applicable SOFR as reset on that date. For purposes of calculating Compounded SOFR, the daily SOFR for each calendar day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date will be the daily SOFR as determined in respect of such Rate Cut-Off Date.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1)

the Secured Overnight Financing Rate in respect of such U.S. Government Securities Business Day as published by the New York Federal Reserve, as the administrator of such rate (or a successor administrator), on the New York Federal Reserve’s Website on or about 5:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day; or

(2)

if the Secured Overnight Financing Rate in respect of such U.S. Government Securities Business Day does not appear as specified in paragraph (1), unless both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Secured Overnight Financing Rate in respect of the last U.S. Government Securities Business Day for which such rate was published on the New York Federal Reserve’s Website; or

(3)	if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred:

•

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment; or

•	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

•

the sum of: (a) the alternate rate of interest that has been selected by the Issuer or the Issuer’s designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark” means the Compounded SOFR as defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the Compounded SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order presented in clause (3) of the definition of “SOFR” that can be determined by the Issuer or the Issuer’s designee as of the Benchmark Replacement Date. In connection with the implementation of a Benchmark Replacement, the Issuer or the Issuer’s designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer or the Issuer’s designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer or the Issuer’s designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that the Issuer or the Issuer’s designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Issuer or the Issuer’s designee decide that adoption of any portion of such market practice is not administratively feasible or if the Issuer or the Issuer’s designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer or the Issuer’s designee determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

A “Business Day” means a day on which (i) the Trans-European Automatic Real-time Gross settlement Express Transfer system (TARGET2) is open for business and (ii) commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in New York City.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

An “Interest Period” means, with respect to the Floating Rate Period, each period from, and including, the Reset Date to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period).

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“New York Federal Reserve” means the Federal Reserve Bank of New York.

“New York Federal Reserve’s Website” means the website of the New York Federal Reserve, currently at http://www.newyorkfed.org, or any successor source.

“Rate Cut-Off Date” means the date that is the second U.S Government Securities Business Day prior to the Maturity Date.

“Reference Time” with respect to any determination of the Benchmark means the time determined by the Issuer or the Issuer’s designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, any determination, decision or election that may be made by the Issuer or the Issuer’s designee pursuant to this section “Compounded SOFR,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	will be made in the Issuer’s or the Issuer’s designee’s sole discretion; and

•	notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from the holders of the notes or any other party.

Payment of principal of, interest on and other amounts owing under the Subordinated Notes, so long as the Subordinated Notes are represented by global securities, will be made to the account of the Depositary, as holder of the global notes, by wire transfer of immediately available funds. The Issuer expects that the Depositary, upon receipt of any payment, will immediately credit its participants’ accounts in amounts proportionate to their respective beneficial interests in the global notes as shown on the records of the Depositary. The Issuer also expect that payments by the Depositary’s participants to owners of beneficial interests in the global notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

The Issuer will promptly give notice of the determination of the Floating Reset Interest Rate to the Trustee, the Calculation Agent and you (pursuant to the Subordinated Indenture); provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

All calculations with respect to the amount of interest payable on the Subordinated Notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all U.S. dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all U.S. dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

All determinations, decisions, elections and any calculations made by the Calculation Agent for the purposes of calculating the applicable interest on the Subordinated Notes will be conclusive and binding on you, the Issuer, the Trustee and the paying agent, absent manifest error. Notwithstanding anything to the contrary in the Subordinated Indenture or the Subordinated Notes, any determinations, decisions, calculations or elections made in accordance with this provision will become effective without consent from you or any other party.